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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                       TOTAL-TEL USA COMMUNICATIONS, INC.
                                (Name of Issuer)

                     COMMON STOCK, $.05 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                   89151T 10-6
                                 (CUSIP Number)

                                WARREN H. FELDMAN
                                 150 CLOVE ROAD
                       LITTLE FALLS, NEW JERSEY 07424-0449
                                 (201) 812-1100
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 14, 2000
             (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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1           NAME(S) OF REPORTING PERSON(S)
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(S) (ENTITIES ONLY)

            WARREN H. FELDMAN, AND WARREN H. FELDMAN AND ESTHER FELDMAN
            AS JOINT TENANTS
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)[ ]   (b)[ ]

3           SEC USE ONLY
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4           SOURCE OF FUNDS

            PF
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5           CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or (e)                                             [ ]
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            UNITED STATES OF AMERICA
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NUMBER OF                            (7)  SOLE VOTING POWER             261,000
  SHARES
BENEFICIALLY                         (8)  SHARED VOTING POWER           42,296
OWNED BY
  EACH                               (9)  SOLE DISPOSITIVE POWER       261,000
REPORTING
  PERSON                            (10)  SHARED DISPOSITIVE POWER      42,296
  WITH
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

303,296
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12          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(SEE INSTRUCTIONS)[ ]

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.86%*

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14          TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
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* BASED ON 7,854,182 SHARES OF COMMON STOCK OF THE ISSUER OUTSTANDING AS OF
DECEMBER 13, 1999, AS REPORTED ON THE ISSUER'S FORM 10-Q, DATED DECEMBER 15,
1999.

                         AMENDMENT NO. 5 TO SCHEDULE 13D

                This Amendment No. 5 to Schedule 13D filed by Warren H. Feldman and by Warren H. Feldman and Esther Feldman as Joint Tenants, each natural persons and U.S. citizens ("Reporting Persons"), with respect to the common stock, par value $0.05 per share (the "Common Stock"), of Total-Tel USA Communications, Inc., a New Jersey corporation (the "Issuer"), supplements and amends the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by the Reporting Persons on or about March 3, 1989, as amended by Amendment No. 1 thereto filed with the SEC on December 28, 1998, Amendment No. 2 thereto filed with the SEC on February 8, 1999, Amendment No. 3 thereto filed with the SEC on February 12, 1999, and Amendment No. 4 thereto filed with the SEC on September 23, 1999 (the "Schedule 13D").

ITEM 4.         PURPOSE OF TRANSACTION.

                The response set forth in Item 4 of the Schedule 13D is hereby supplemented as follows:

                Other as described herein and as previously reported, the Reporting Persons have no plans or proposals which relate to, or would have any of the results set forth in, sections (a)-(j) of this Item 4.

ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

        (a) The Reporting Persons are the beneficial owners of 303,296 shares of Common Stock, which represents approximately 3.86% of the shares of Common Stock outstanding as of December 13, 1999 (based on 7,854,182 shares of Common Stock of the Issuer outstanding as of December 13, 1999, as reported on the Issuer's Form 10-Q, dated December 15, 1999).

        (b) The number of shares of Common Stock as to which the Reporting Persons have:

                (i)     Sole power to vote or direct the vote: 261,000


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                (ii)    Shared power to vote or direct the vote: 42,296.

                (iii)   Sole power to dispose or to direct the disposition:
261,000.

                (iv)    Shared power to dispose or to direct the disposition:
42,296.

        The power to vote or direct the vote and the power to dispose or to direct the disposition of 42,296 shares of Common Stock is shared with Solomon Feldman, as co-trustee (with Warren Feldman) of the Feldman Charitable Foundation, a New Jersey corporation (the "Feldman Foundation"). The residence address of Solomon Feldman is 1890 South Ocean Drive, Apt. 2007E, Hallandale, FL 33009. He is retired. During the last five years he has not been (i) convicted in a criminal proceeding, or (ii) been a party to a civil proceeding resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Solomon Feldman is a citizen of the United States of America.

        (c) Since the filing of Amendment No. 4, on or about November 9, 1999, Warren Feldman made a gift of 38,296 shares of Common Stock to the Feldman Foundation. In an earlier transaction on January 6, 1999, Warren Feldman made a gift of 4,000 shares of Common Stock to the Foundation.

                In accordance with the terms of that certain Put Agreement, dated as of September 21, 1999 and filed as Exhibit 1 to Amendment No. 4 ("Put Agreement"), by and among the Issuer, Revision LLC, a Delaware limited liability corporation ("Revision"), Walt Anderson, a natural person ("Mr. Anderson"), Warren Feldman and Solomon Feldman (the "Feldmans"), as amended, Warren Feldman delivered an exercise notice to Mr. Anderson by letter dated December 14, 1999 (the "Exercise Notice"), a copy of which is filed herewith as Exhibit 1. On January 14, 2000, pursuant to the Put Agreement, as amended, and the Exercise Notice, the Foundation for International Non-Governmental Development of Space ("FINDS") purchased 249,581 shares of Common Stock from Warren Feldman and Revision purchased 249,061 shares of Common Stock from Warren Feldman and his wife, mother-in-law and minor children. In addition, Revision purchased, in accordance with the Put Agreement, as amended, and the Exercise Notice, a further 289,379 from the designees of the Feldmans. Each such purchase was made at a purchase price of $16.00 per Common Share.

        Except as set forth above and in Item 6 of this Amendment, the Reporting Persons have had no transactions in the Common Stock during the 60 days preceding the date hereof.

        (d)     None.

        (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock of the Issuer on January 14, 2000.

ITEM 6.         CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

                The response set forth in Item 6 to the Schedule 13D is hereby supplemented as follows:


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                Pursuant to the Put Agreement, the Feldmans and one or more of their respective designees have the right (but not the obligation) to sell some or all of their shares of Common Stock of the Issuer not to exceed 1,103,817 shares of Common Stock in the aggregate to Revision, and Revision is obligated to purchase such shares of Common Stock from the Feldmans and their respective designees. Certain terms of the Put Agreement were modified by an Amendment No. 1 to the Put Agreement by and among the Issuer, Revision, Mr. Anderson, the Feldmans and FINDS dated as of December 11, 1999, a copy of which is filed herewith as Exhibit 2. The Put Agreement was amended in order to (i) provide for up to four exercises of the Put Option, (ii) allow Revision to transfer its obligation to purchase up to 400,000 shares of the Company's Common Stock to FINDS, and (iii) add FINDS as a party to the Put Agreement.

ITEM 7.         MATERIAL TO BE FILED AS EXHIBITS.

Exhibit Number          Description


        1.              Put Option Exercise Notice dated December 14, 1999.


        2. Amendment No. 1 Put Agreement dated as of December 11, 1999, by and among the Issuer, Revision LLC, Walt Anderson, Warren Feldman, Solomon Feldman and Foundation for International Non-Governmental Development of Space.



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                                   SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  January 28, 2000


                                                /s/ Warren Feldman
                                         ---------------------------------------
                                                Warren Feldman



                                                /s/ Esther Feldman
                                         ---------------------------------------
                                                Esther Feldman


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                                INDEX TO EXHIBITS


Exhibit Number          Description


        1. Amendment No. 1 Put Agreement dated as of December 11, 1999, by and among the Issuer, Revision LLC, Walt Anderson, Warren Feldman, Solomon Feldman and Foundation for International Non-Governmental Development of Space.


        2.              Exercise Notice dated December 14, 1999